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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 12:30:38 11 November 2024

RNS Number : 7425L
Unilever PLC
11 November 2024

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Heiko Schipper
2	**Reason for the notification**	
a)	Position/status	Business Group President, Nutrition (a member of Ur Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317

4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 11,124.869 PLC EUR shares (Granting of TS award shares) • 12,026.058 PLC EUR shares (Granting of TS award shares)
c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s): €57.180 — Volume(s): 23,150.927
e)	Aggregated information - Volume - Total	 23,150.927 €1,323,770.01

| f) | Date of the transaction | 2024/10/25 |
| g) | Place of the transaction | Amsterdam Stock Exchange - XAMS |

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Mairéad Nayager
2	**Reason for the notification**	
a)	Position/status	Chief People Officer (a member of Unilever Leadersh Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 21,732.0216 PLC shares (Granting of TSA aw shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £47.62 Volume(s): 21,732.0216
e)	Aggregated information - Volume - Total	 21,732.0216 £1,034,878.87
f)	Date of the transaction	2024/10/25
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Fabian Garcia
2	**Reason for the notification**	
a)	Position/status	Business Group President, Personal Care (a member (Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac transaction; (iii) each date; and (iv) each place where transactions have been conducted**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 23,681.358 PLC ADR shares (Granting of TSA aw shares)
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s): $61.690 Volume(s): 23,681.358
e)	Aggregated information - Volume - Total	 23,681.358 $1,460,902.98
f)	Date of the transaction	2024/10/25
g)	Place of the transaction	New York Stock Exchange - XNYS

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